

December 2, 2014

Via E-mail
Gregg Davis
Chief Financial Officer
James River Group Holdings, Ltd.
32 Victoria Street
Hamilton, Bermuda HM 12

Re: James River Group Holdings, Ltd.
Amendment No. 1 to Registration Statement on Form S-1
Filed November 24, 2014
File No. 333-199958

Dear Mr. Davis:

We have reviewed your amended registration statement and have the following additional comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and amending your registration statement. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Capitalization, page 46

1. You disclose on page 14 that you will grant restricted share units and options to executive officers, employees and directors on the date of consummation of this offering.   Please revise your disclosure to highlight the charges to earnings that will occur upon the completion of your offering for any stock-based compensation resulting from these grants. Please ensure you include all such earnings charges in your capitalization computation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dana Hartz at (202) 551-3648 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Stephenson at (202) 551-3192 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Andrew Rodman, Esq.
        Bryan Cave LLP